Exhibit 12.1

CareTrust REIT, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	Year Ended December 31,				Three Months Ended March 31, 2015
	2011(1)	2012(1)	2013(1)	2014(1)
Earnings:
Pre-tax net (loss) income	$(6,514)	$232	$(272)	$(8,143)	$2,038
Add: Fixed charges	11,122	12,221	12,657	21,628	5,913

Earnings	$4,608	$12,453	$12,385	$13,485	$7,951

Fixed charges:
Interest expensed and capitalized	$10,505	$11,502	$11,948	$20,019	$5,354
Amortized premiums, discounts and capitalized expenses related to indebtedness	601	705	699	1,603	547
Estimate of interest within rental expense	16	14	10	6	12

Fixed charges	$11,122	$12,221	$12,657	$21,628	$5,913
Preferred stock dividends(2)	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$11,122	$12,221	$12,657	$21,628	$5,913

Ratio of earnings to fixed charges(3)	—	1.02x	—	—	1.34x

Ratio of earnings to combined fixed charges and preferred stock dividends	—	1.02x	—	—	1.34x

(1)	The ratios for the years ended December 31, 2011, 2012 and 2013 are based on the historical financial information of Ensign Properties, the predecessor of CareTrust REIT, Inc. (the “Company”). The ratios for the year ended December 31, 2014 are based, in part, on the historical financial information of Ensign Properties prior to June 1, 2014, the effective date of the Spin-Off (as defined in the Registration Statement on Form S-3 filed herewith).
(2)	The Company (and Ensign Properties) did not have any preferred stock outstanding for the years ended December 31, 2011, 2012, 2013 or 2014 or for the three months ended March 31, 2015.
(3)	Earnings were insufficient to cover fixed charges by $6,514, $272 and $8,143 for the years ended December 31, 2011, 2013 and 2014, respectively.